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                                     FORM 15

      [As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688.]

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of termination of Registration
            under Section 12(b) of Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
        Under Section 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-12102

                                Hadco Corporation
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             (Exact name of registrant as specified in its charter)

         12A Manor Parkway, Salem, New Hampshire, 03079, (603) 898-8000
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               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)


                          Common Stock, $.05 par value
                          Common Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

                                      None
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                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         section 13(a) or 15(d) remains)



     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [X]            Rule 12h-3(b)(1)(ii)       [_]
          Rule 12g-4(a)(1)(ii)   [_]            Rule 12h-3(b)(2)(i)        [_]
          Rule 12g-4(a)(2)(i)    [_]            Rule 12h-3(b)(2)(ii)       [_]
          Rule 12g-4(a)(2)(ii)   [_]            Rule 15d-6                 [_]
          Rule 12h-3(b)(1)(i)    [X]

     Approximate number of holders of record as of the certification or notice date: one (1)
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         There is one holder of record of the Common Stock and no holders of the
Common Stock Purchase Rights listed above as of the date hereof. Effective as of June 23, 2000, SANM Acquisition Subsidiary, Inc., a Massachusetts corporation and a wholly-owned subsidiary of Sanmina Corporation, a Delaware corporation ("Sanmina"), merged with and into Hadco Corporation, a Massachusetts corporation ("Hadco"), with Hadco being the surviving corporation and becoming a wholly-owned subsidiary of Sanmina. As a result, all of the issued and outstanding Common Stock of Hadco was converted into the right to receive securities of Sanmina.


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     Pursuant to the requirements of the Securities Exchange Act of 1934, Hadco
Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                     HADCO CORPORATION


DATE: June 23, 2000                  By: /s/ Andrew E. Lietz
                                        ----------------------------------------
                                        Name: Andrew E. Lietz
                                        Title: President



















































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